EXHIBIT 99.01

New appointment of Accounting Officer

Date of events: 2017/04/20

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):Accounting Officer

2.Date of occurrence of the change:2017/04/20

3.Name, title, and resume of the replaced person:

Tse-Shen Tsai, Vice President of Accounting Department and former Assistant Vice President of Accounting Department of Chunghwa Telecom, Master’s degree in Finance from Taiwan University.

4.Name, title, and resume of the replacement:

Dah-Sung Lee, Assistant Vice President of Accounting Department and former Senior Manager of Finance Department of Chunghwa Telecom, Master’s degree in Industrial Engineering and Management Information from Huafan University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):resignation

6.Reason for the change:resignation

7.Effective date:2017/04/28

8.Any other matters that need to be specified:None